Exhibit 3.1

AGREEMENT BETWEEN SIMON PROPERTY GROUP, INC.

AND SIMON PROPERTY GROUP, L.P.

This Agreement is made as of the 29th day of April, 2009, but effective as of August 27, 1999, by and between Simon Property Group, Inc., a Delaware corporation (the “Company”) and successor to Simon DeBartolo Group, Inc., a Maryland corporation (“SDG”), having a principal address of 225 W. Washington Street, Indianapolis, Indiana 46204, and Simon Property Group, L.P., a Delaware limited partnership (f/k/a Simon DeBartolo Group, L.P.), having its principal address of 225 W. Washington Street, Indianapolis, Indiana 46204 (the “Partnership”).

W I T N E S S E T H:

SDG and the Partnership are parties to a certain agreement dated as of November 13, 1996, a true, correct and complete copy of which is attached hereto as Exhibit “A” (the “Prior Agreement”).  The Company, through a series of mergers, has succeeded to the interest of SDG under the Agreement and is currently the sole general partner of the Partnership.  The Partnership is governed by the terms and conditions of a certain Eighth Amended and Restated Limited Partnership Agreement of Simon Property Group, L.P., dated May 8, 2008 (the “Restated Limited Partnership Agreement”).  Capitalized terms used but not defined in this Agreement shall have the meanings given such terms in the Restated Limited Partnership Agreement.

The parties or their predecessors entered into the Prior Agreement for the purpose of describing the process by which the Partnership will have access to the funds required to redeem Partnership Units owned by a Limited Partner based upon an election by the General Partner.  Due to a scrivener’s error, the provisions of the Prior Agreement were not expressly incorporated into the Restated Limited Partnership Agreement.  The parties hereto now wish to reaffirm and ratify the terms and conditions of the Prior Agreement and incorporate the same by reference into the Restated Limited Partnership Agreement.

NOW THEREFORE, in consideration of the premises and for good and valuable consideration paid to the Company, the receipt and sufficiency of which are hereby acknowledged, the Company hereby agrees to and with the Partnership as follows:

1.             The Company and the Partnership hereby confirm that they have at all times acted in compliance within the terms and conditions of the Prior Agreement notwithstanding the exclusion of such terms and conditions from the Restated Limited Partnership Agreement, and further ratify and confirm all of the terms, covenants and conditions contained in the Prior Agreement and hereby incorporate the same by reference into the Restated Limited Partnership Agreement.

2.             The provisions of this Agreement shall continue to bind the Company and the Partnership notwithstanding any further amended or restatement of the Restated Limited Partnership Agreement unless the Company and the Partnership shall otherwise agree in writing.

3.             The provisions of this Agreement shall also be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

The provisions of this Agreement shall be governed by the laws of the State of Delaware.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

SIMON PROPERTY GROUP, L.P., a Delaware limited partnership

By:	Simon Property Group, Inc., a Delaware corporation

By:	/s/ Stephen E. Sterrett
Stephen E. Sterrett
Executive Vice President and
Chief Financial Officer

SIMON PROPERTY GROUP, INC., a Delaware corporation, general partner

By:	/s/ Stephen E. Sterrett
Stephen E. Sterrett
Executive Vice President and
Chief Financial Officer

EXHIBIT “A”

THIS AGREEMENT is made as of the 13th day of November, 1996, by and between SIMON DeBARTOLO GROUP, INC., a Maryland corporation having its principal office at National City Center, 115 West Washington Street, Indianapolis, Indiana 46204 (the “Company”), and SIMON DeBARTOLO GROUP, L.P., a Delaware limited partnership having its principal office at National City Center, 115 West Washington Street, Indianapolis, Indiana 46204 (the “Partnership”).

W I T N E S S E T H:

The Company is the Non-Managing General Partner of the Partnership under and pursuant to the terms of the Fifth Amended and Restated Limited Partnership Agreement of the Partnership dated August 9, 1996 (the “Partnership Agreement”).  Capitalized terms used and not defined in this Agreement shall have the meanings given such terms in the Partnership Agreement.

Under the terms of Article 11 of the Partnership Agreement, each Limited Partner of the Partnership has the right, subject to certain conditions set forth therein, to exchange its Partnership Units for cash or Shares, as selected by the Company as Non-Managing General Partner.  If in any instance the Company selects Shares, the Company becomes obligated to acquire the Partnership Units in question in exchange for the issuance by it to the Limited Partner which owns such Units of Shares equal in number to the number of Units being so exchanged (subject to certain adjustments provided for in said Article 11).  If in any instance the Company selects cash, the Company becomes obligated to cause the Partnership to redeem the Partnership Units in question for a cash payment in the amount provided for in said Article 11.

By virtue of the above-described arrangement, the Company can impose meaningful financial obligations on the Partnership by electing that Partnership Units tendered for exchange by Limited Partners pursuant to Article 11 of the Partnership Agreement be redeemed by the Partnership for cash, in lieu of being exchanged for Shares.  In order to insure that the Partnership will have funds to meet such obligations, the Company has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the premises and for good and valuable consideration paid to the Company, the receipt and sufficiency of which are hereby acknowledged, the Company hereby agrees to and with the Partnership as follows:

1.          The Company hereby agrees that the only manner in which it may hereafter elect to cause the Partnership redeem for cash any Partnership Units tendered for exchange pursuant to Article 11 of the Partnership Agreement, rather than electing to acquire such Partnership Units in exchange for Shares in accordance with said Article 11, is by contributing to the capital of the Partnership, in exchange for Additional Units, on or prior to the date of the closing established pursuant to said Article 11 for the exchange or redemption of such tendered Partnership Units, an amount in immediately available funds sufficient to enable the Partnership to effectuate such redemption.

2.          The Company hereby further agrees that if on the date of any closing established pursuant to Article 11 of the Partnership Agreement, the Company shall not have made the capital contribution provided for in paragraph I above, it shall, as result, conclusively be deemed to have elected to acquire the tendered Partnership Units for Shares and shall be obligated at such closing to issue its Shares to the tendering Limited Partner, in the quantity established pursuant to said Article 11, in exchange for such Partnership Units.

3.          The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.  The provisions of this Agreement shall be governed by the laws of the State of Delaware.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

SIMON DeBARTOLO GROUP, INC.

By:	/s/ RANDOLPH L. FOXWORTHY
Name: Randolph L. Foxworthy
Title: Executive Vice President

SIMON DeBARTOLO GROUP, L.P.

By:	SD PROPERTY GROUP, INC., Managing
General Partner

By:	/s/ RANDOLPH L. FOXWORTHY
Name: Randolph L. Foxworthy
Title: Executive Vice President